Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

April 24, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub:	Intimation of Earnings call

Please find enclosed a notification titled “Dr. Reddy's to release Q4 and full year FY25 results on Friday, May 9th, 2025; Earnings call slated for Friday, May 9th @19:30 PM IST / 10:00 AM ET.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	MEDIA RELATIONS
Hyderabad – 500034, Telangana, India.	Richa Periwal richaperiwal@drreddys.com	PRIYA K
	AISHWARYA SITHARAM aishwaryasitharam@drreddys.com	priyak@drreddys.com

Dr. Reddy's to release Q4 and full year FY25 results

on Friday, May 9th, 2025;

Earnings call slated for Friday, May 9th @19:30 PM IST / 10:00 AM ET

Hyderabad, India, April 23rd, 2025

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) will announce results for the quarter and year ended March 31st, 2025 on Friday, May 9th, 2025 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	May 9th, 2025, after the Board Meeting	Stock Exchange, Media, Company Website, Email
Press Meet Presentation	Will be available on the Company’s Website	Company’s Website www.drreddys.com
Earnings Call	May 9th, 19:30 PM IST / 10:00 AM ET	Hosted by the Company (Details below)
Playback of Earnings Call	After the earnings call till May 16th, 2025	Details below
Audio as well as Transcript of the Earnings call	Will be available on the Company’s Website	Company’s Website www.drreddys.com

Earnings Call

Following the release, the management of the Company will host its earnings call to discuss the Company’s financial performance. (Dial-in and other details given below)

Play Back

The play back will be available after the earnings call till May 16th, 2025.

For play back, dial in phone no.: +91 22 7194 5757, and playback code is 59320#.

Conference Joining Information

Option 1: Express Join with DiamondPass™

Pre-register with the below link and join without waiting for the operator.

https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=7115642&linkSecurityString=3276024124

Option 2: Join through below Dial-In Numbers

Universal Access Number:	+91 22 6280 1219
+91 22 7115 8120

USA: 1 866 746 2133
International Toll Free Number:	UK: 0 808 101 1573
Singapore: 800 101 2045
Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to:www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.” The company assumes no obligation to update any information contained herein.